Received SEC

JUN 29 2009

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008.

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS' END, INC. RETIREMENT PLAN
LANDS' END LANE
DODGEVILLE, WI 53595

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Lands' End, Inc. Retirement Plan

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 8
Supplemental Schedule	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee
Lands' End, Inc. Retirement Plan
Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Deerfield, Illinois
June 26, 2009

Lands' End, Inc. Retirement Plan
Statement of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:		
Investments, at Fair Value:		
Sears Holdings Stock Fund	$ 204,077	$ 481,696
Registered Investment Companies	87,066,037	127,732,116
Common/Collective Trust Funds	71,482,724	103,796,969
Loans to Participants	2,673,575	2,648,081
Total Investments at fair value	161,426,413	234,658,862
Receivables:		
Due from Broker for Securities Sold	14,113	340,676
Employer Contribution Receivable	2,971,535	3,007,720
Total Receivables	2,985,648	3,348,396
Cash	86,590	2,162,101
Total assets	164,498,651	240,169,359
Liabilities:		
Due to Broker for Securities Purchased	100,704	2,502,459
Total Liabilities	100,704	2,502,459
Net assets available for benefits at fair value	164,397,947	237,666,900
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	3,169,459	(137,978)
Net Assets Available for Plan Benefits	$ 167,567,406	$ 237,528,922

See Notes to the Financial Statements

Lands' End, Inc. Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions (Deductions) to Net Assets Attributed to:	
Investment (Loss) Income-	
Net Depreciation in Fair Value of Investments	
Sears Holdings Stock	$ (282,484)
Registered Investment Companies	(65,349,825)
Common/Collective Trust Funds	(7,772,597)
Interest and Dividend Income	3,553,387
Less: Investment expenses	(495,293)
Total Investment (Loss) Income	(70,346,812)
Contributions	
Employer Contributions	
Matching	3,694,674
Profit Sharing	2,971,535
Participants' Contributions	10,566,739
Rollovers	351,884
Total Contributions	17,584,832
Total	(52,761,980)
Benefits Paid to Participants	(17,199,536)
Net (Decrease)	(69,961,516)
Net Assets Available for Benefits	
Beginning of Year	237,528,922
End of Year	$ 167,567,406

See Notes to Financial Statements

Note 1. Description of Plan

The following description of the Lands' End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands' End, Inc. (the Company) who are at least 19 years of age (for "regular" part-time and salaried employees) or are at least 19 years of age and have completed 1000 hours of eligible service for the first year of hire, first year of re-hire, or in any plan year (for flexible part-time, seasonal and temporary employees). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Pension Protection Act of 2006. In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co. (Sears). In March 2005, Kmart Holding Corporation through its wholly owned subsidiary, Sears Holdings Corporation (Holdings), acquired, by merger, all of the outstanding stock of Sears; thus, the Company became an indirect, wholly owned subsidiary of Holdings.

Contributions: Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers an automatic enrollment feature. Participants may affirmatively elect whether or not to make elective contributions. Active participants who do not revoke their elective contributions shall contribute a minimum of three percent of compensation. Unless otherwise revoked, effective April 1 of each plan year, a participant's elective contributions will increase one percent until a minimum of six percent is reached. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Holdings' Board of Directors and are allocated to each participant's account based on their eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants' compensation. These contributions are participant directed based on the investment options selected by the participant. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options daily.

Participant Loans: Participants have two loan options available through the Plan. The first is a hardship loan that follows federal guidelines for traditional 401(k) loan reasons where one may borrow from their fund account, a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The second loan option is a general purpose loan where one may borrow against their 401(k) contributions for any reason. Subject to the above limitations, the minimum is $1,000 up to a maximum of $5,000 or the amount one has contributed to the Plan, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5 percent to 10.5 percent, which are commensurate with the local prevailing

Note 1. Description of Plan (Continued)

rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions. Loans for other reasons than the purchase of a primary residence must be repaid within 5 years.

Payment of Benefits: On termination of service, due to death, disability, retirement or termination, a participant may receive a lump sum distribution equal to the value of the participant's vested interest in their account or roll it over into another qualified retirement plan. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, "Fair Value Measurements".

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of *Fully Benefit-Responsive Investment Contract Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain equity fund expenses that are netted against participants' investment yield.

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

	December 31	
	2008	2007
Investment at fair value as determined by fund sponsor:		
Common and collective trust funds:		
RiverSource Trust Core Balance Fund II	$ 20,844,533	$ 31,266,412
RiverSource Trust Equity Index Fund I	-	19,051,336
Investment at fair value as determined quoted market price:		
Registered investment companies:		
Dodge & Cox Stock Fund	12,763,413	25,614,221
Vanguard Institutional Index Fund	10,733,846	-
American Europacific Growth Fund	12,066,728	21,803,092
T. Rowe Price Growth Stock Fund	33,766,872	64,825,458
Investment at contract value as determined by fund sponsor:		
Common and collective trust funds:		
RiverSource Trust Income Fund II	43,822,118	38,565,217

Note 4. Fair Value Measurements

As of the beginning of the Plan year ended December 31, 2008 the Plan adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Note 4. Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair market value. There have been no changes in the methodologies used at December 31, 2008.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investment Companies (Mutual funds): Valued at the net asset value (NAV) of shares held by the Plan at year end as determined by quoted market price.

Common/ Collective Trust Funds: Valued based on information reported by the investment advisor using the financial statements of the common/collective trust at year end.

Participant Loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2008.

Investment Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Sears Holdings Corporation Common Stock	$ 197,459			$ 197,459
Registered Investment Companies	87,066,037			87,066,037
Common/Collective Trust Funds		$71,489,342		71,489,342
Loans to Participants			$2,673,575	2,673,575
Total Assets at Fair Value	$ 87,263,496	$71,489,342	$2,673,575	$ 161,426,413

Total Plan investment assets at fair value classified within Level 3 were $2,673,575, which consisted wholly of loans to participants. This represented 0.2% of the total Plan investments at fair value as of December 31, 2008.

Level 3 Investment Assets

Year ending December 31, 2008

Balance, Beginning of Year	$2,648,081
New Loans	1,353,286
Payments of Principal	(1,122,741)
Loans Paid off by Distributions	(205,051)
Balance, End of Year	$2,673,575

Note 5. Related-Party Transactions

Effective April 1, 2007, Wachovia Bank, N.A. purchased the record keeping services of Ameriprise Trust Company and merged that business into Wachovia Retirement Services. The Plan maintains certain investments in shares of registered investment companies and common/collective trust funds which are managed by affiliates of Wachovia Bank, N.A. Wachovia Bank, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in Sears Holdings Corporation Common Stock.

Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 7. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 9. Subsequent Events

Effective January 1, 2009, Wells Fargo Corporation purchased Wachovia Bank, N.A. (Bank). The Bank will continue on as trustee of the Plan and the Company believes there will be no impact to services provided or investment options as a result of the purchase.

Effective January 1, 2009, the Plan was amended and restated to incorporate amendments since the last amendment and restatement of the Plan in February, 1992. As part of the restatement the Plan adopted various tax code changes as a result of the passing of the Pension Protection Act of 2006. The incorporation of the amendments and the provisions of the Pension Protection Act of 2006 did not result in any significant changes to the Plan as restated.

Lands' End, Inc. Retirement Plan
Plan Number: 001
FEIN: 41-6400338
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Property	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Shares of registered investment companies:		
	PIMCO	Total Return Fund	**	$ 3,966,975
	William Blair	Small Cap Growth	**	5,124,541
	Dodge & Cox	Stock Fund	**	12,763,413
	Hartford	Growth Opportunities	**	1,888,688
	T. Rowe Price	Growth Stock Fund	**	33,766,872
*	RiverSource Trust	Mid Cap Value Fund	**	1,700,049
	Vanguard	Institutional Index Fund	**	10,733,846
	Vanguard	Small-Cap Index Fund	**	5,054,923
	American	Europacific Growth Fund	**	12,066,728
				87,066,035
		Shares of common and collective trust funds:	**	
	Manning & Napier	Retirement Target 2050 Investment Trust Fund	**	470,004
	Manning & Napier	Retirement Target 2040 Investment Trust Fund	**	1,441,833
	Manning & Napier	Retirement Target 2030 Investment Trust Fund	**	3,934,892
	Manning & Napier	Retirement Target 2020 Investment Trust Fund	**	2,486,730
	Manning & Napier	Retirement Target 2010 Investment Trust Fund	**	1,156,210
	Manning & Napier	Retirement Target Income Fund I	**	495,865
*	RiverSource Trust	Core Balanced Fund II	**	20,844,533
*	RiverSource Trust	Income Fund II	**	43,822,118
				74,652,185
*	RiverSource Trust	Collective Inv Fund Money Market Fund II	**	6,618
				74,658,803
		Shares of common stock:		
*	Sears Holdings Corporation	Sears Holdings Stock Fund	**	197,459
*	Participants	Participant loans (interest rates from 5% to 10.5%, maturing through 2018)	**	2,673,575
				$ 164,595,872

* Indicates a party-in-interest as defined by ERISA.
** Not applicable for participant - directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LANDS' END, INC. RETIREMENT PLAN
By: LANDS' END, INC. RETIREMENT PLAN COMMITTEE
Plan Administrator

By: Susan L. Healy
Susan L. Healy, Member of Plan Committee and
Senior Vice President & CFO of Lands' End, Inc.

Date June 26, 2009

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of McGladrey & Pullen, LLP.

EXHIBIT 23.1

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-141713 on Form S-8 of Sears Holdings Corporation of our report dated June 26, 2009, relating to the financial statements and supplemental schedule of Lands' End, Inc. Retirement Plan, which appears in this Annual Report on Form 11-K of the Lands' End, Inc. Retirement Plan for the year ended December 31, 2008.

McGladrey & Pullen, LLP

Deerfield, Illinois
June 26, 2009